EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
08/12/2025	SELL	10,249	12.24
08/13/2025	SELL	14,008	12.21
08/14/2025	SELL	12,065	12.18
09/10/2025	BUY	640	12.35
09/17/2025	SELL	1,053	12.27
09/18/2025	SELL	60,000	12.26
09/19/2025	BUY	81,615	12.28